UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*†

Prospect Capital Corporation

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $ 0.001 per share

__________________________________________________________________________________

(Title of Class of Securities)

74348T102

__________________________________________________________________________________

(CUSIP Number)

John F. Barry III

10 East 40th Street, 44th Floor

New York, NY 10016

212-448-1858

__________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 24, 2020

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes Amendment No.6 to the Schedule 13D filed on behalf of the John and Daria Barry Foundation and Amendment No. 8 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016, as amended by Amendment No. 1 filed with the SEC on November 21, 2017, Amendment No. 2 filed with the SEC on November 28, 2017, Amendment No. 3 filed with the SEC on December 28, 2017, Amendment No. 4 filed with the SEC on July 2, 2018, Amendment No. 5 filed with the SEC on January 7, 2019, Amendment No. 6 filed with the SEC on March 23, 2020, and Amendment No. 7 filed with the SEC on July 6, 2020.

CUSIP No. 74348T102
1. Names of Reporting Persons.
John F. Barry III

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
BK, PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
104,293,607.39

8. Shared Voting Power
216,838.08

9. Sole Dispositive Power
104,293,607.39

10. Shared Dispositive Power
216,838.08

11. Aggregate Amount Beneficially Owned by Each Reporting Person
104,510,445.47
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
27.46%
14. Type of Reporting Person
IN

CUSIP No. 74348T102
1. Names of Reporting Persons.
John and Daria Barry Foundation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
27,189,452.24

8. Shared Voting Power
0

9. Sole Dispositive Power
27,189,452.24

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
27,189,452.24
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
7.14%
14. Type of Reporting Person
OO

This Schedule 13D/A constitutes Amendment No. 6 to the Schedule 13D on behalf of the John and Daria Barry Foundation (the “Foundation”) and Amendment No. 8 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 21, 2017 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on November 28, 2017 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on December 29, 2017 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on July 2, 2018 (“Amendment No.4”), Amendment No. 5 filed with the SEC on January 7, 2019 (“Amendment No. 5”), Amendment No. 6 filed with SEC on March 23, 2020 (“Amendment No. 6”), and Amendment No. 7 filed with the SEC on July 6, 2020 (“Amendment No. 7”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, or Amendment No. 7, and such prior disclosure, as so amended, is incorporated into this Amendment No. 6 to the Schedule 13D on behalf of the Foundation and Amendment No. 8 to the Schedule 13D of John F. Barry III.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended by adding the following:

Since the filing of Amendment No. 7 on July 6, 2020 through January 8, 2020: (i) Mr. Barry acquired an aggregate of 5,412,006.53 Shares, which include Shares held in an IRA account in his name (the "John F. Barry III IRA”) and consist of 5,412,006.53 Shares purchased with dividends through the Issuer’s dividend reinvestment plan and 0 Shares purchased with personal funds on the open market; (ii) 14,469.88 Shares were purchased with dividends through the Issuer’s dividend reinvestment account by an IRA account controlled by Mr. Barry’s spouse, Daria Barry (the “Daria Barry IRA”); and (iii) the Foundation acquired an aggregate of 1,909,407.41 Shares, which consist of 1,909,407.41 Shares purchased with dividends through the Issuer’s dividend reinvestment plan and 0 Shares purchased with existing cash on hand on the open market.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 380,592,543 outstanding Shares as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020. Mr. Barry has sole voting and dispositive power over the 104,293,607.39 Shares held by him directly and through the Foundation as of January 8, 2020. Mr. Barry has shared voting and dispositive power over the 216,838.08 Shares acquired through the Daria Barry IRA.

(c) The following table sets forth all other transactions with respect to shares effected during the past sixty days by Mr. Barry and the Foundation. Except as otherwise noted below, all such transactions were purchases of shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Account	Amount of Securities	Weighted Average Price per Share	Type
12/24/2020	John F. Barry III IRA	5,667.31	$5.49	Dividend
12/24/2020	John F. Barry III	875,538.47	$5.22	Dividend
12/24/2020	Daria Barry IRA	2,342.93	$5.49	Dividend
12/24/2020	Foundation	310,914.26	$5.19	Dividend
11/19/2020	John F. Barry III IRA	5,852.81	$5.26	Dividend
11/19/2020	John F. Barry III	898,064.12	$5.03	Dividend
11/19/2020	Daria Barry IRA	2,419.62	$5.26	Dividend
11/19/2020	Foundation	318,906.92	$5.00	Dividend

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021

By:	/s/ John F. Barry III
Name:	John F. Barry III

JOHN AND DARIA BARRY FOUNDATION

By:	/s/ John F. Barry III
Name:	John F. Barry III
Title:	Trustee